UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39032

PROFOUND MEDICAL CORP.

(Translation of the registrant’s name into English)

2400 Skymark Avenue, Unit 6, Mississauga, Ontario L4W 5K5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Exhibit 99.1 of this Form 6-K is incorporated by reference into Profound Medical Corp.’s registration statement on Form F-10 (File No. 333-263248).

EXHIBIT INDEX

The following documents, each of which is attached as an exhibit hereto, and is incorporated by reference herein:

Exhibit	Title

99.1	Notice of Annual Meeting and Management Information Circular, dated April 5, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFOUND MEDICAL CORP.

Date: June 3, 2024	By:	/s/ Rashed Dewan
Name: Rashed Dewan
Title: Chief Financial Officer